Part III:

Item 23:   Market Data

a. Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

Sigma X2 executes orders using an NBBO constructed by Ocean, a third-party technology provider for Sigma X2. Ocean constructs the NBBO using a combination of full network redundant direct market data feeds and market data disseminated by the Securities Information Processors ("SIPs") (the "Constructed NBBO"). Specifically, Sigma X2 uses direct market data feeds for all exchanges other than LTSE (which does not offer a direct market data feed), ~~IEX,~~ NYSE National, and NYSE Chicago~~, MIAX Pearl Equities, and MEMX~~ (for which it uses the SIP). Separately, Sigma X2 uses full network redundant SIP feeds as a secondary source of the NBBO.

The Constructed NBBO is used to price, prioritize, and execute orders. The ATS will arbitrate between the two feeds, direct or SIP, based on the detection of any market data latency. If there is an issue with the Constructed NBBO, transactions in Sigma X2 will be priced solely using the NBBO disseminated by the SIPs. Accordingly, all executions in Sigma X2 are programmed to match at or within the Constructed NBBO or the SIP NBBO.